GHOST FLOWER, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Nasif, Hicks, Harris & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS
104 West Anapamu Street, Suite B | Santa Barbara, CA 93101
Main: (805) 966-1521 | Fax: (805) 963-1780 | www.nhhco.com

William J. Nasif
Steven J. Hicks, Retired
Jeffery P. Harris
Jody Dolan Holehouse
Thomas W. Burk
Robert Swayne Lyons

Lawrence W. Brown
Sarah E. Turner
Thomas A. Olson
Joseph G. Bishop
Rachelle O. Barnier
Elena Mund

June 12, 2020

Independent Accountants' Review Report

To the Board of Ghost Flower, Inc.:

We have reviewed the accompanying financial statements of Ghost Flower, Inc., which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity, and of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Other Matters

The accompanying financial statements have been prepared assuming that Ghost Flower, Inc. will continue as a going concern. As discussed in Note 2, certain conditions raise an uncertainty about Ghost Flower, Inc.'s ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

As discussed in Note 10, the 2019 financial statements have been restated to correct a misstatement related to the number of preferred shares authorized. Our conclusion is not modified with respect to this matter.

Nasif, Hicks, Harris & Co., LLP

Nasif, Hicks, Harris & Co., LLP

GHOST FLOWER, INC.
BALANCE SHEETS
AS OF DECEMBER 31,

		(Restated) 2019		2018
ASSETS				
Current assets:				
Cash and cash equivalents	$	49,253	$	11,003
Inventory		211,850		204,026
Total current assets		261,103		215,029
Intangible assets, net		92,069		177,057
TOTAL ASSETS	$	**353,172**	$	**392,086**

GHOST FLOWER, INC.
BALANCE SHEETS
AS OF DECEMBER 31,

	(Restated) 2019	2018
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable, trade	$ 38,104	$ 35,018
Accrued expenses	2,007	1,488
Deferred revenue	3,657	3,191
Total current liabilities	43,768	39,697
Notes payable	-	319,000
Total liabilities	43,768	358,697
Total stockholders' equity	309,404	33,389
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 353,172**	**$ 392,086**

See Independent Accountants' Review Report and
Notes to Financial Statements.

GHOST FLOWER, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

		(Restated) 2019		2018
Net sales	$	70,314	$	122,901
Cost of sales		108,667		139,216
Gross loss		(38,353)		(16,315)
Operating expenses:				
Selling and marketing		76,793		206,766
General and administrative		236,508		843,454
Total operating expenses		313,301		1,050,220
Loss from operations		(351,654)		(1,066,535)
Interest expense		30,452		1,364
NET LOSS	$	**(382,106)**	$	**(1,067,899)**

GHOST FLOWER, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 (RESTATED) AND 2018

	Preferred Stock		Common Stock				
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2018	-	$ -	1,195,000	$ -	$ -	$ (970,082)	$ (970,082)
Stock based compensation	-	-	70,000	3,370	-	-	3,370
Additional capital contributed	-	-	-	-	2,068,000	-	2,068,000
Net loss for the year 2018	-	-	-	-	-	(1,067,899)	(1,067,899)
Balance, December 31, 2018	-	$ -	1,265,000	3,370	$ 2,068,000	$ (2,037,981)	$ 33,389
Notes payable converted to preferred stock	1,441,649	431,074	-	-	-	-	431,074
Forfeited shares	-	-	(9,600)	-	-	-	-
Reverse stock split 1 for 100	-	-	(1,252,350)	-	-	-	-
Stock based compensation	-	-	600,000	600	-	-	600
Additional capital contributed	-	-	-	-	226,447	-	226,447
Net loss for the year 2019	-	-	-	-	-	(382,106)	(382,106)
Balance, December 31, 2019	**1,441,649**	**$ 431,074**	**603,050**	**3,970**	**$ 2,294,447**	**$ (2,420,087)**	**$ 309,404**

Ghost Flower, Inc. is authorized to issue 9,491,900 shares, consisting of 7,547,475 shares of common stock authorized, 603,050 issued and outstanding, par value $.001 per share, and 1,944,425 shares of preferred stock authorized. Additionally the first series of preferred stock shall be designated "Series Seed Preferred Stock" and shall consist of 1,944,425 shares authorized, 1,441,649 issed and outstanding at December 31, 2019.

See Independent Accountants' Review Report and
Notes to Financial Statements.

GHOST FLOWER, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

		(Restated) 2019		2018
Cash flows from operating activities:				
Net loss	$	(382,106)	$	(1,067,899)
Adjustments to reconcile net loss				
to net cash used by operating activities:				
Amortization		84,988		77,904
Stock based compensation		600		3,370
Accrued interest on notes converted to additional paid-in capital		30,021		-
(Increase) decrease in:				
Inventory		(7,824)		(112,463)
Increase (decrease) in:				
Accounts payable, trade		3,086		(33,354)
Accrued expenses		519		1,488
Deferred revenue		466		3,191
Net cash used by operating activities		(270,250)		(1,127,763)
Cash flows from investing activities:				
Intangible asset purchases		-		(26,038)
Net cash used by investing activities		-		(26,038)
Cash flows from financing activities:				
Additional capital contributions		105,000		1,137,000
Series seed preferred stock sold		203,500		-
Net cash provided in financing activities		308,500		1,137,000
Net increase (decrease) in cash and cash equivalents		38,250		(16,801)
Cash and cash equivalents, beginning of year		11,003		27,804
CASH AND CASH EQUIVALENTS, END OF YEAR	$	**49,253**	$	**11,003**
Supplemental disclosure of cash flow information:				
Interest paid	$	431	$	1,364
Income taxes paid	$	800	$	800
Supplemental schedule of noncash financing activites:				
Notes payable converted to preferred stock	$	227,574	$	-
Notes payable converted to additional paid-in capital	$	91,426	$	931,000

Note 1:   Organization

Ghost Flower, Inc. (the "Company") is a Texas C-corporation formed in June 2016, based in Houston, Texas. The Company designs, markets, sells and distributes apparel and related products throughout the United States of America (the "U.S.").

Note 2:   Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as defined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Effective January 1, 2019, the company adopted ASC Topic 606, *Revenue from Contracts with Customers,* using the modified retrospective method. Results for the year ended December 31, 2019 are presented under Topic 606, while prior period amounts have not been adjusted and continue to be reported in accordance with historic accounting under Topic 605.

Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration expected to be received in exchange for those goods and services. The Company's principal source of revenue is product sales.

Note 2:   Summary of Significant Accounting Policies - continued

Revenue Recognition - continued

Management has analyzed the provisions of the Topic 606 and have concluded no material changes are necessary to conform with the new standard. The Company recognizes revenue when control of promised goods or services are transferred to a customer in an amount that reflects the consideration expected to be received in exchange for those goods or services. Control of the substantial majority of the products sold are transferred at a point in time. Factors that determine the specific point in time a customer obtains control and a performance obligation is satisfied is when the Company has a present right to payment for the goods, whether the customer has physical possession and title to the goods, and whether significant risks and rewards of ownership have transferred. Delivery is typically considered to have occurred at the time the title and risk of loss passes to the customer. Therefore, revenue is generally recognized upon shipment of the product when the customer takes ownership and assumes risk of loss. Revenue is reported net of returns and allowances and net of sales taxes collected.

Cash and Cash Equivalents

Cash and cash equivalents include cash deposits and highly liquid investments with an original maturity of three months or less. Cash deposits are held by one financial institution.

Inventory

Inventories is stated at the lower of cost or market using the standard cost method, and includes material and finished goods.

Intangible Assets

Intangible assets are recorded at cost. Amortization is computed using the straight-line method over a three-year period. Amortization expense was $84,988 and $77,904 for the years ended 2019 and 2018, respectively. The estimated useful remaining life of the intangible assets is approximately one year as of December 31, 2019.

Note 2:   Summary of Significant Accounting Policies - continued

Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The sources of these differences are the recognition of depreciation expense for financial statement purposes based upon economic useful lives and the use of the accelerated and modified accelerated cost recovery systems for tax purposes, full accrual method of accounting for book versus cash method for income tax purposes.

The components of the net deferred tax asset for years ended:

	2019	2018
Deferred tax assets:		
Net operating loss carryforward	$ 381,571	$ 333,160
Gross deferred tax assets	381,571	333,160
Less valuation allowance	(381,571)	(333,160)
Net Deferred Tax Assets	$ -	$ -

Deferred tax assets are recognized subject to valuation allowances for the benefit of net operating loss and other carryforwards. Due to the uncertainty surrounding the ability to utilize the benefits of its deferred tax asset in future tax returns, the Company has valued the deferred tax asset at zero. Therefore, the Company has not recorded a provision for income taxes, other than the minimum tax as required by the State of California.

Note 2:   Summary of Significant Accounting Policies - continued

Income Taxes - continued

Section 382 of the U.S. Internal Revenue Code generally imposes an annual limitation of net operating loss carryforwards that might be used to offset taxable income when a corporation has undergone significant changes in stock ownership. The Company has not performed a Section 382 analysis as of December 31, 2019.

As of December 31, 2019, and 2018, federal net operating losses are $1,451,296 and $1,307,987, respectively. The Tax Cuts and Jobs Act ("TCJA") modified net operating loss ("NOL") rules. For losses arising in taxable years beginning after December 31, 2017, the new law limits the NOL deduction to 80% of taxable income.

Subsequent to year end, on March 27, 2020, the President signed into law the "Coronavirus Aid, Relief, and Economic Security Act" (CARES Act) which temporarily suspends the TCJA limits on NOL deductions. The CARES Act allows for an NOL deduction of up to 100% of taxable income beginning after December 31, 2017 and beginning before January 1, 2021. For years beginning on or after January 1, 2021 the law limits the NOL deduction to 80% of taxable income.

Advertising

The Company expenses the costs of advertising and sales promotion as incurred. Advertising and promotion expenses for the years ended December 31, 2019 and 2018, were $10,865 and $10,981, respectively.

Shipping and Handling Costs

Freight billed to customers is recognized as sales revenue and the related freight costs as a cost of sales. Shipping and handling recognized as sales revenue totaled $29,763 and $26,380 for the years ended December 31, 2019 and 2018, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of compensation and employee benefit expenses, other than those in manufacturing and engineering. Selling, general and administrative expenses also include advertising, supplies, communication costs, travel and entertainment and outside services.

Note 2:   <u>Summary of Significant Accounting Policies - continued</u>

<u>Going Concern</u>

The Company is in the start-up phase and has experienced recurring operating losses and negative cash flows since inception. The Company might not have sufficient cash to pay its obligations in full when they become due. The possible inability of the Company to pay these obligations raises an uncertainty about the Company's ability to continue as a going concern. Management has significantly reduced operating expenses by cutting back on the use of outside consultants to handle day to day operations. Management is seeking new equity funding to raise cash and grow the Company's sales. Although management believes the Company will be able to raise new financing, there are no assurances that the Company will be successful. The Founders of the Company have represented their intention to loan the Company funds via promissory or convertible notes to ensure the Company has funds necessary to meet obligations in the short-term, but the inability of the Company to obtain new financing or successfully implement an alternate plan prior to its obligations becoming due will have an adverse effect on the Company's financial position and results of operations.

<u>Share-Based Compensation</u>

The Company accounts for equity instruments issued to employees and nonemployees as compensation and consulting expenses. The Company estimates the grant date fair value of stock option awards using the Black-Scholes pricing model for stock option awards granted. The guidance requires all share-based payments to be recognized in the financial statements based on their grant date fair values.

The Company recognizes compensation cost for awards with graded vesting on a straight-line basis over the remaining requisite service period. All vesting tranches in the aggregate are valued as one award over the average expected term.

Note 3:   <u>Inventory</u>

Inventory consists of the following components as of December 31:

	2019	2018
Finished goods	$ 149,564	$ 122,636
Raw materials	62,286	81,390
Total Inventories	$ 211,850	$ 204,026

Note 4:   Intangible Assets

Intangible assets consisted of the following at December 31:

	2019	2018
Website	$ 162,031	$ 162,031
Video and digital content	92,930	92,930
Total	254,961	254,961
Less accumulated amortization	(162,892)	(77,904)
Intangible Assets, Net	$ 92,069	$ 177,057

Amortization expense for the years ended December 31, 2019 and 2018 was $84,988 and $77,904, respectively.

Estimated future amortization of definite-lived intangible assets at December 31, 2019 was as follows:

2020	$ 84,988
2021	7,081
Thereafter	-
Total	$ 92,069

Note 5:   Notes Payable

As of December 31, 2018, the Company had outstanding convertible notes payable of $319,000 with 6% annual interest paid at conversion. In consideration for these notes, the Company issued to such purchasers shares of the Company's common stock, or preferred stock, par value $.0001. The conversion price was be equal to 70% of the cash price per share paid by the other purchasers of the Company's shares in the next round of funding. On September 27, 2019 the Company entered into another convertible note agreement of $150,000 with 3% annual interest paid at conversion. The number of conversion shares the Company issues upon conversion will equal the quotient (rounded down to the nearest whole share) obtained by dividing the outstanding principal balance and unpaid accrued interest by 0.366667.

In November 2019, notes payable, including principal and accrued interest, of $431,074 were converted into 1,441,649 shares of the Company's preferred stock.

Note 6:   Preferred Stock

As of December 31, 2019, the Company had authorized 1,944,425 Series Seed Preferred Stock at $0.001 par value, of which 1,441,649 were issued and outstanding.

In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of Series Seed Preferred Stock shall be entitled to be paid out of the assets of the Corporation legally available for distribution to its stockholders, pro rata, on an equal priority, before any payment shall be made to the holders of Common Stock. The stockholders shall be paid an amount per share equal to the sum of the Series Seed Original Issue Price, plus any dividends declared but unpaid. If the amount lawfully available for distribution to the holders of Series Seed Preferred Stock is insufficient to pay the entire Series Seed Liquidation Preference due to the holder of such shares, then the amount lawfully available for distribution shall be distributed to the holders of Series Seed Preferred Stock in equal parts per outstanding Series Seed Share.

In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all preferential amounts required to be paid to the holders of share of Series Seed Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of share of Common Stock on a pro rata basis.

Holders of preferred stock have optional conversion rights to convert their preferred shares into common stock at any time on a one-for-one basis, subject to adjustment from time to time.

Preferred Stock $0.001 Par Value	Shares Authorized	Shares Issued and Outstanding	Par Value December 31, 2019
Series Seed	1,944,425	1,441,649	$ 1,441.65
Total	1,944,425	1,441,649	$ 1,441.65

Note 7:   Common Stock

In November 2019, the Company amended and restated its certificate of formation with the state of Texas in order to effect a 1-for-100 reverse stock split of all of the Company's common stock issued and outstanding or held by the Company. After the split, the Company had authorized 9,491,900 shares at $0.001 par value.

The holders of Common Stock are entitled to one vote for each share of Common Stock. The holders of Preferred Stock are entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock are convertible. Except as provided by law or other provisions of the Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted basis.

Note 8:   Share-Based Compensation

The Company adopted the 2018 Equity Incentive Plan (the "Prior Plan"). All options issued under the Stock Incentive Plan have a term that is no more than ten years from the grant date. The aggregate number of shares that may be issued pursuant to options granted under the Prior Plan may not exceed 2,000,000 shares of the Company's common stock.

The following summarizes stock options for the year ended December 31, 2018:

	Number of Shares Under Option	Weighted-Average Exercise Price
Outstanding at January 1, 2018	-	$ 0.000
Granted	140,000	0.230
Vested	(70,000)	0.230
Exercised	-	0.230
Forfeited/terminated	(70,000)	0.230
Outstanding at December 31, 2018	-	$ -

The Prior Plan was terminated in November 2019. The total fair value of all stock granted was $3,370. The total compensation expense was included in general and administrative expenses in the statement of operations for the year ended December 31, 2018.

Note 8:   <u>Share-Based Compensation - continued</u>

The following table illustrates the weighted-average assumptions for the Black-Scholes option-pricing model used in determining the fair value of options granted to employees:

	2018
Risk-free interest rate	3.00%
Weighted-average expected life	2.0 years
Volatility factor	13.23%
Forfeiture rates	10.0%
Expected dividend yield	0.0%
Weighted-average grant date fair value	$ 0.23

The fair value of stock options granted under the stock incentive plans is estimated on the date of grant based on the Black-Scholes option-pricing model. The Company calculates the expected risk-free rate and volatility factor using an average of publicly traded companies that are considered to be in the Company's peer group. The expected term of the stock options granted represents the period of time that stock options granted are expected to be outstanding. The Company uses historical data to estimate stock option forfeiture rates.

The Company adopted the 2019 Stock Incentive Plan (the "Plan") for its employees and others working with the Company. Under the Plan 600,000 shares of common stock for the granting of options and issuance of stock thereunder. The Plan allows for the grant of either stock options or shares of stock to certain qualified employees and consultants of the Company pursuant to the terms of the Plan. All options issued under the Plan have a term that is no more than ten years from the grant date. The Company has awarded all 600,000 shares in the form of restricted stock, no options are outstanding. The total fair value of all stock granted was $600 which was included in general and administrative expenses in the statement of operations for the year ended December 31, 2019.

Note 9:   <u>Commitments and Contingencies</u>

Company entered into month-to-month agreement with a third party for warehousing and fulfillment services which renews automatically on a monthly basis, unless terminated by either party. Fees are based upon various rates as defined in the agreement and can vary based upon activity. Monthly expenses typically range from $1,000 to $2,000.

The Company rents storage space on a month-to-month contract with a third-party storage facility. Current monthly rent for the unit is $774.20.

Note 10:   Restatement of Financial Statements

Management of the Company has determined the number of authorized Series Seed Preferred Stock, see Note 6, on the financial statements dated April 9, 2020 was incorrect.

The Company has determined that a correction was required, and as such, has restated its previously reported financial statements for the years ended December 31, 2019 and 2018 and all related disclosures. The impact of the correction is as follows:

	(As restated) **Shares** **Authorized**	(As previously reported) Shares Authorized	Restatement
Series Seed	1,944,425	11,944,425	(10,000,000)
Total	1,944,425	11,944,425	(10,000,000)

Note 11:   Subsequent Events

The Company is actively seeking outside investment. Current plans are to pursue funding through a crowd funding platform.

In February 2020, the Company agreed to a co-branding arrangement with SLC Apparel, Inc. ("SLC"). Under this arrangement, activewear will be manufactured to agreed upon specifications and shipped directly to the SLC's fulfillment center. The Company has no further obligations to SLC once the product is delivered. The first purchase order was for approximately $36,000 and was delivered in April 2020.

On March 11, 2020, the World Health Organization declared the outbreak of a coronavirus (COVID-19) a pandemic. The Company had originally planned to expand it's wholesale business to include yoga studio retail shops, resort spas and other boutique activewear retail shops. These plans have been put on hold until retail operations return to normal, but the majority of current sales are online which has not been significantly impacted and continues to grow. The Company has cancelled production of their Spring and Summer collections to improve cashflows. Additionally, the Company will likely delay seeking outside investment until the Summer of 2020.

On March 28, 2020 the Board of Directors (the "Board") approved the reservation of an additional 100,00 shares of common stock under the Company's 2019 Stock Incentive Plan. Additionally, the Board approved a grant to an independent contractor of a non-qualified options to purchase 40,000 shares of common stock at an exercise price of

Note 11:   Subsequent Events - continued

$0.3667 per share, subject to a three-year vesting schedule with a commencement date of January 1, 2020.

Subsequent to December 31, 2019 the founders of the Company have loaned approximately $27,000 for working capital needs. These loans bear simple interest of 4%, due quarterly. The loans mature in two year and have no pre-payment penalty.

The Company has evaluated subsequent events through June 12, 2020, the date which the financial statements were available to be issued.